July 16, 2009

VIA EDGAR

Mr. Brion R. Thompson, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Mayflower Trust
(File Nos. 033-67852; 811-7978)

Dear Mr. Thompson:

This letter responds to comments provided to Kim Palmer on July 7, 2009 to Post-Effective Amendment No. 70 to the Registration Statement on Form N-1A for ING Mayflower Trust (“Registrant”) with regard to the Class W Prospectus and Statement of Additional Information (“SAI”) for ING International Value Fund. Our summary of the comments and our responses thereto are provided.

In addition, attached is the requested Tandy Letter (Attachment A).

CLASS W PROSPECTUS

Brandes Investment Partners, L.P. Large Cap Investment Committee (Page 13)

1.	Comment: The Staff requested clarification of what level of service is provided to the Fund by the committee or committee members that are portfolio managers (there are three individuals) and how long have the members been serving as portfolio manager for the assets.

Response: The length of service for each committee member associated with this Fund are listed in the third paragraph in the section entitled “Management of the Fund – Brandes Investment Partners, L.P. on page 12 of the Prospectus.

Performance of Similar Accounts Managed by Brandes (Page 14)

2.	Comment: The Staff noted that the second paragraph of the section states that the return for the composite does not reflect sales loads. However, prior performance must be net of applicable expenses and fees, including sales loads.

Response: Class W shares do not have sales loads and the Registrant has revised the disclosure to remove the reference.

3.	Comment: The Staff noted prior performance shown is net of the fees and expenses of the accounts. The Staff requested a statement that compares those expenses to the actual expenses of the fund (i.e., the expenses of the composite are lower than the expenses of the fund).

[Response: The required statement has been added to the disclosure.

STATEMENT OF ADDITIONAL INFORMATION

Portfolio Managers – ING International Value Fund – Brandes – Compensation (page 68)

4.	Comment: The Staff requested clarification of the portfolio manager’s compensation. Specifically, the Staff requested that the Fund: (1) disclose the bonus time period; and (2) identify any peer groups or benchmarks that are being used to apply the quantitative and qualitative criteria.

Response: The Registrant responds as follows: (1) the bonus time period is “annual” and is already disclosed in the second sentence of the referenced section; and (2) the disclosure has been revised to include additional criteria as requested.

Financials

5.	Comment: The Staff requested updated financial information.

Response: The Registrant has updated the financial information.

Semi-Annual Report

5.	Comment: The Staff requested disclosure incorporating the semi-annual report by reference.

Response: The Registrant has added the disclosure.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli Senior Counsel ING U.S. Legal Services

Attachment

cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC
Dechert LLP

Attachment A

July 16, 2009

VIA EDGAR

Mr. Brion R. Thompson, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Mayflower Trust
(File Nos. 033-67852; 811-7978)

Dear Mr. Thompson:

ING Mayflower Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments

cc:	Dechert LLP